THIS DOCUMENT IS A COPY OF THE 11-K/A FILED ON
                       JANUARY 12, 1999, PURSUANT TO A
                     RULE 201 TEMPORARY HARDSHIP EXEMPTION.

                   The following items were the subject of a Form
                          12b-25 and are included herein: 4.

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  FORM 11-K/A

                                 Annual Report

     (Mark One)

[X]  Annual Report pursuant to Section 15(d) of the Securities
     Exchange Act of 1934

     For the fiscal year ended June 30, 1998

                                    Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

          ------------------------------

     Commission file number ___________________


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

   THE EARTHGRAINS COMPANY EMPLOYEE STOCK OWNERSHIP/401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      THE EARTHGRAINS COMPANY
                      8400 Maryland Avenue
                      St. Louis, Missouri 63105


                     REQUIRED INFORMATION

Item 1.  The Plan is subject to ERISA.  See Item 4.

Item 2.  The Plan is subject to ERISA.  See Item 4.

Item 3.  The Plan is subject to ERISA.  See Item 4.

Item 4.  Financial Statements and Exhibits.
         ----------------------------------

    (a)  Financial Statements:

         Audited Statement of Net Assets Available for Benefits at June 30, 1998 and June 30, 1997.

         Audited Statement of Changes in Net Assets Available for Benefits for the twelve months ended June 30, 1998 and June 30, 1997.

         Notes to Financial Statements

         Line 27a - Schedule of Assets Held for Investment Purposes at June 30, 1998.

         Line 27d - Schedule of Reportable Transactions for the twelve months ended June 30, 1998.

         Appendix information has not been provided.

    (b)  Exhibits:

         Exhibit 23 Consent of Independent Accountants


                            SIGNATURES

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      THE EARTHGRAINS COMPANY EMPLOYEE
                      STOCK OWNERSHIP/401(K) PLAN

                      By: /S/ EDWARD J. WIZEMAN
                          -------------------------
                          Edward J. Wizeman
                          Administrative Committee Member

Date:  January 11, 1998

THE EARTHGRAINS
COMPANY EMPLOYEE
STOCK OWNERSHIP/
401(k) PLAN
Financial Statements and
Additional Information
June 30, 1998 and 1997

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Index to Financial Statements and Additional Information
June 30, 1998
________________________________________________________________________________

                                                              Page

Report of Independent Accountants                              1

Financial Statements:

   Statements of Net Assets Available for Benefits
   with Fund Information                                      2-3

   Statement of Changes in Net Assets Available for
   Benefits with Fund Information                             4-5

Notes to Financial Statements                                 6-11

Additional Information*:

   Line 27a - Schedule of Assets Held for
   Investment Purposes, June 30, 1998                      Schedule I

   Line 27d - Schedule of Reportable Transactions,         Schedule II
   Year Ended June 30, 1998




* Other schedules required by Section 2520.103-10 of Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP

                       Report of Independent Accountants


August 21, 1998


To the Participants and Administrator
of The Earthgrains Company Employee
Stock Ownership/401(k) Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statements of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of The Earthgrains Employee Stock Ownership/401(k) Plan at June 30, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP
    PricewaterhouseCoopers LLP

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Statement of Net Assets Available for
 Benefits with Fund Information
June 30, 1998
Page 2
________________________________________________________________________________

                                                 The       Anheuser-
                                             Earthgrains     Busch    Merrill Lynch    Oppenheimer    Merrill Lynch
                                               Company     Companies  Institutional  U.S. Government  Equity Index
                                             Stock Fund   Stock Fund       Fund           Fund         Trust Fund

Assets

Investments, at fair value
  The Earthgrains Company
   Common Stock*                             $69,568,070  $    -      $    -         $    -           $    -
  Anheuser-Busch Companies, Inc.
   Common Stock*                                           8,665,872
  Merrill Lynch Institutional Fund                                      388,813
  Oppenheimer U.S. Government Fund                                                      702,090
  Merrill Lynch Equity Index
   Trust Fund*                                                                                          5,207,030
  AIM Balanced Fund
  AIM Blue Chip Fund
  Oppenheimer Disciplined Value Fund
  Participant Loans                               -             -           -              -               -
                                             ___________  __________  ________       ________          __________

     Total investments                        69,568,070   8,665,872   388,813        702,090           5,207,030

Liabilities

Notes payable                                (13,805,600)      -           -              -                 -
                                             ___________  __________  ________       ________          __________

Net assets available for benefits            $55,762,470  $8,665,872  $388,813       $702,090          $5,207,030
                                             ___________  __________  ________       ________          __________
                                             ___________  __________  ________       ________          __________



                                                      AIM          AIM       Oppenheimer   Participant
                                                    Balanced    Blue Chip    Disciplined      Loans
                                                      Fund        Fund       Value Fund       Fund      Total

Assets

Investments, at fair value
  The Earthgrains Company
   Common Stock*                                    $   -       $   -        $  -          $   -       $69,568,070
  Anheuser-Busch Companies, Inc.
   Common Stock*                                                                                         8,665,872
  Merrill Lynch Institutional Fund                                                                         388,813
  Oppenheimer U.S. Government Fund                                                                         702,090
  Merrill Lynch Equity Index
   Trust Fund*                                                                                           5,207,030
  AIM Balanced Fund                                  1,536,933                                           1,536,933
  AIM Blue Chip Fund                                             1,800,348                               1,800,348
  Oppenheimer Disciplined
   Value Fund                                                                 29,175                        29,175
  Participant Loans                                     -           -           -           802,409        802,409
                                                    __________   __________  _______       ________    ___________

     Total investments                               1,536,933    1,800,348   29,175        802,409     88,700,740

Liabilities

Notes payable                                            -          -           -              -       (13,805,600)
                                                    __________   __________  _______       ________    ___________

Net assets available for benefits                   $1,536,933   $1,800,348  $29,175       $802,409    $74,895,140
                                                    __________   __________  _______       ________    ___________
                                                    __________   __________  _______       ________    ___________

* Represents more than 5% of net assets available for benefits.


                             The accompanying notes are an integral part of these financial statements.


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Statement of Net Assets Available for Benefits with Fund Information
June 30, 1997
Page 3
________________________________________________________________________________

                                                   The          Anheuser-
                                               Earthgrains        Busch        Fidelity      Fidelity    Fidelity U.S.
                                                 Company        Companies    Money Market  Intermediate  Equity Index
                                               Stock Fund      Stock Fund     Trust Fund    Bond Fund     Portfolio

Assets
Receivables:
  Contributions:
    Participant                                $    -          $   -         $   -         $   -         $     -
    Employer                                       204,557
  Other                                                            279,178
  Interest                                             518             196         16            24             114
                                               ___________     ___________    _______      ________      __________

                                                   205,075         279,374         16            24             114
                                               ___________     ___________    _______      ________      __________


Investments, at fair value
  The Earthgrains Company
   Common Stock*                                38,345,398
  Anheuser-Busch Companies, Inc.
   Common Stock*                                                10,244,638
  Fidelity Money Market Trust Fund                                            277,279
  Fidelity Intermediate Bond Fund                                                           639,641
  Fidelity U.S. Equity Index
   Portfolio*                                                                                             3,346,578
  Fidelity Asset Manager Fund
  Fidelity Contra Fund
  Participant Loans                                 -              -             -             -               -
                                               ___________     ___________   ________      ________      __________

    Total investments                           38,345,398      10,244,638    277,279       639,641       3,346,578
                                               ___________     ___________   ________      ________      __________

      Total assets                              38,550,473      10,524,012    277,295       639,665       3,346,692
                                               ___________     ___________   ________      ________      __________

Liabilities
Notes payable                                   14,446,624
Other payable                                      204,572               5          1             1               3
                                               ___________     ___________   ________      ________      __________

    Total liabilities                           14,651,196               5          1             1               3
                                               ___________     ___________   ________      ________      __________

Net assets available for benefits              $23,899,277     $10,524,007   $277,294      $639,664      $3,346,689
                                               ___________     ___________   ________      ________      __________
                                               ___________     ___________   ________      ________      __________



                                                 Fidelity
                                                  Asset        Fidelity     Participant
                                                 Manager        Contra         Loans
                                                  Fund          Fund           Fund         Total

Assets
Receivables:
  Contributions:
    Participant                                  $   -         $   -        $   -           $     -
    Employer                                                                                    204,557
  Other                                                                                         279,178
  Interest                                               45          16         -                   929
                                                 __________    ________     ________        ___________

                                                         45          16         -               484,664
                                                 __________    ________     ________        ___________

Investments, at fair value
  The Earthgrains Company Common Stock*                                                      38,345,398
  Anheuser-Busch Companies, Inc. Common Stock*                                               10,244,638
  Fidelity Money Market Trust Fund                                                              277,279
  Fidelity Intermediate Bond Fund                                                               639,641
  Fidelity U.S. Equity Index Portfolio*                                                       3,346,578
  Fidelity Asset Manager Fund                     1,061,911                                   1,061,911
  Fidelity Contra Fund                                          982,384                         982,384
  Participant Loans                                  -             -         400,707            400,707
                                                 __________    ________     ________        ___________

    Total investments                             1,061,911     982,384      400,707         55,298,536
                                                 __________    ________     ________        ___________

      Total assets                                1,061,956     982,400      400,707         55,783,200
                                                 __________    ________     ________        ___________

Liabilities
Notes payable                                                                                14,446,624
Other payable                                        -             -            -               204,582
                                                 __________    ________     ________        ___________

    Total liabilities                                -             -            -            14,651,206
                                                 __________    ________     ________        ___________

Net assets available for benefits                $1,061,956    $982,400     $400,707        $41,131,994
                                                 __________    ________     ________        ___________
                                                 __________    ________     ________        ___________

* Represents more than 5% of net assets available for benefits.


                             The accompanying notes are an integral part of these financial statements.


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Statement of Changes in Net Assets Available for Benefits with Fund Information Year Ended June 30, 1998
Page 4
________________________________________________________________________________

                                                 The       Anheuser-
                                             Earthgrains     Busch      Merrill Lynch    Oppenheimer    Merrill Lynch
                                               Company     Companies    Institutional  U.S. Government  Equity Index
                                             Stock Fund    Stock Fund       Fund            Fund         Trust Fund

Additions to net assets attributed to:
 Contributions:
  Employer                                   $ 3,708,186   $    -       $   -          $   -            $    -
  Participant                                  3,230,885        -         64,785         53,143            345,789
                                             ___________   ___________  ________       ________         __________
                                               6,939,071                  64,785         53,143            345,789

 Investment income:
  Interest                                        16,473                     243            867              4,085
  Dividends                                      276,629       176,311     5,964          6,945              2,727
  Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments                26,348,647     1,121,573      (857)        (8,907)           594,724
                                             ___________   ___________  ________       ________         __________
                                              26,641,749     1,297,884     5,350         (1,095)           601,536

  Total additions                             33,580,820     1,297,884    70,135         52,048            947,325
                                             ___________   ___________  ________       ________         __________

Deductions from net assets
 attributed to:
 Distributions to participants                 2,170,801       610,205     6,793         33,313            113,937
 Interest expense                              1,267,764

 Administrative expenses                          14,344         2,363       326            261              1,450
                                             ___________   ___________  ________       ________         __________

  Total deductions                             3,452,909       612,568     7,119         33,574            115,387
                                             ___________   ___________  ________       ________         __________

Transfer of assets between
 trustees                                                                328,085        710,584          4,355,760
Interfund transfers in (out)                   1,735,282    (2,543,451)   (2,288)       (26,968)            19,332
                                             ___________   ___________  ________       ________         __________

Net transfers in (out)                         1,735,282    (2,543,451)  325,797        683,616          4,375,092
                                             ___________   ___________  ________       ________         __________

Net increase (decrease)                       31,863,193    (1,858,135)  388,813        702,090          5,207,030
Net assets available for benefits,
 beginning of year                            23,899,277    10,524,007      -              -                 -
                                             ___________   ___________  ________       ________         __________

Net assets available for benefits,
 end of year                                 $55,762,470   $ 8,665,872  $388,813       $702,090         $5,207,030
                                             ___________   ___________  ________       ________         __________
                                             ___________   ___________  ________       ________         __________



                                                   AIM          AIM      Oppenheimer    Fidelity       Fidelity
                                                 Balanced    Blue Chip   Disciplined  Money Market   Intermediate
                                                   Fund        Fund      Value Fund    Trust Fund     Bond Fund
Additions to net assets
 attributed to:
 Contributions:
  Employer                                       $    -      $    -      $  -         $    -         $    -
  Participant                                       140,228     111,481    5,912         94,761         94,761
                                                 __________  __________  _______      _________      _________
                                                    140,228     111,481    5,912         94,761         94,761

 Investment income:
  Interest                                              978         710       19          11,284        26,687
  Dividends                                           7,715       2,924        8
  Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments                       90,063     189,185     (145)           -           12,333
                                                 __________  __________  _______       _________     _________
                                                     98,756     192,819     (118)         11,284        39,020

  Total additions                                   238,984     304,300    5,794         106,045       133,781
                                                 __________  __________  _______       _________     _________

Deductions from net assets
 attributed to:
 Distributions to participants                       31,086      47,867                   15,869        24,461
 Interest expense
 Administrative expenses                                653         387       46               4             7
                                                 __________  __________  _______       _________     _________

  Total deductions                                   31,739      48,254       46          15,873        24,468
                                                 __________  __________  _______       _________     _________

Transfer of assets between
 trustees                                         1,297,643   1,429,476                 (328,085)     (710,584)
Interfund transfers in (out)                         32,045     114,826   23,427         (39,381)      (38,393)
                                                 __________  __________  _______       _________     _________

Net transfers in (out)                            1,329,688   1,544,302   23,427        (367,466)     (748,977)
                                                 __________  __________  _______       _________     _________

Net increase (decrease)                           1,536,933   1,800,348   29,175        (277,294)     (639,664)

Net assets available for benefits,
 beginning of year                                    -           -         -            277,294       639,664
                                                 __________  __________  _______       _________     _________

Net assets available for benefits,
 end of year                                     $1,536,933  $1,800,348  $29,175       $    -        $    -
                                                 __________  __________  _______       _________     _________
                                                 __________  __________  _______       _________     _________



                                                           Fidelity
                                           Fidelity U.S.    Asset        Fidelity     Participant
                                           Equity Index    Manager        Contra         Loans
                                            Portfolio        Fund          Fund          Fund     Total

Additions to net assets
 attributed to:
 Contributions:
  Employer                                 $     -         $     -       $     -      $   _       $ 3,708,186
  Participant                                  427,684         148,507        91,992   146,452      4,956,380
                                           ___________     ___________   ___________  ________    ___________
                                               427,684         148,507        91,992   146,452      8,664,566

 Investment income:
  Interest                                                                              13,016         74,362
  Dividends                                     50,245          93,515       108,737                  731,720
  Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments                 531,786          56,887        48,738      -        28,984,027
                                           ___________     ___________   ___________  ________    ___________
                                               582,031         150,402       157,475    13,016     29,790,109

  Total additions                            1,009,715         298,909       249,467   159,468     38,454,675
                                           ___________     ___________   ___________  ________    ___________

Deductions from net assets
 attributed to:
 Distributions to participants                  95,553          34,472        27,995   191,505      3,403,857
 Interest expense                                                                                   1,267,764
 Administrative expenses                            41              12            14      -            19,908
                                           ___________     ___________   ___________  ________    ___________

  Total deductions                              95,594          34,484        28,009   191,505      4,691,529
                                           ___________     ___________   ___________  ________    ___________

Transfer of assets between trustees         (4,355,760)     (1,297,643)   (1,429,476)
Interfund transfers in (out)                    94,950         (28,738)      225,618   433,739          -
                                           ___________     ___________   ___________  ________    ___________

Net transfers in (out)                      (4,260,810)     (1,326,381)   (1,203,858)  433,739          -
                                           ___________     ___________   ___________  ________    ___________

Net increase (decrease)                     (3,346,689)     (1,061,956)     (982,400)  401,702     33,763,146

Net assets available for benefits,
 beginning of year                           3,346,689       1,061,956       982,400   400,707     41,131,994
                                           ___________     ___________    __________  ________    ___________

Net assets available for benefits,
 end of year                               $     -         $     -        $     -     $802,409    $74,895,140
                                           ___________     ___________    ___________ ________    ___________
                                           ___________     ___________    ___________ ________    ___________

                             The accompanying notes are an integral part of these financial statements.



THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Statement of Changes in Net Assets Available for
Benefits with Fund Information
Year Ended June 30, 1997
Page 5
________________________________________________________________________________

                                                 The        Anheuser-
                                             Earthgrains      Busch        Fidelity      Fidelity    Fidelity U.S.
                                               Company      Companies    Money Market  Intermediate  Equity Index
                                             Stock Fund    Stock Fund     Trust Fund    Bond Fund      Portfolio

Additions to net assets
 attributed to:
 Contributions:
   Employer                                  $ 3,462,904   $       -      $   -        $     -       $     -
   Participant                                 2,075,936        (19,380)   110,125        163,335       790,601
                                             ___________   ____________   ________     __________    __________
                                               5,538,840        (19,380)   110,125        163,335       790,601

Investment income:
   Interest                                                                 13,913         44,999
   Dividends                                     121,414        271,184                                  74,231
   Net realized and unrealized
    appreciation in fair
    value of investments                      17,703,333      1,309,924       -             5,665       720,357
                                             ___________    ___________   ________     __________    __________
                                              17,824,747      1,581,108     13,913         50,664       794,588

   Total additions                            23,363,587      1,561,728    124,038        213,999     1,585,189
                                             ___________    ___________   ________      _________    __________

Deductions from net assets attributed to:
 Distributions to participants                   268,512        830,572     17,088         31,127       166,051
 Interest expense                              1,207,523
 Administrative expenses                          14,800             23        483            807         3,708
                                             ___________    ___________   ________      _________    __________

   Total deductions                            1,490,835        830,595     17,571         31,934       169,759
                                             ___________    ___________   ________      _________    __________

Transfer of assets from (to)
 Anheuser-Busch plans                            522,155        (52,115)      (642)          (681)      (34,077)
Interfund transfers in (out)                     802,918     (1,521,775)   (53,594)      (220,831)      243,549
                                             ___________    ___________   ________      _________    __________

Net transfers in (out)                         1,325,073     (1,573,890)   (54,236)      (221,512)      209,472
                                             ___________    ___________   ________      _________    __________

Net increase (decrease)                       23,197,825       (842,757)    52,231        (39,447)    1,624,902

Net assets available for benefits,
 beginning of year                               701,452     11,366,764    225,063        679,111     1,721,787
                                             ___________    ___________   ________      _________    __________

Net assets available for benefits,
 end of year                                 $23,899,277    $10,524,007   $277,294      $ 639,664    $3,346,689
                                             ___________    ___________   ________      _________    __________
                                             ___________    ___________   ________      _________    __________



                                               Fidelity
                                                 Asset          Fidelity      Participant
                                               Manager          Contra          Loans
                                                 Fund            Fund           Fund         Total

 Additions to net assets
  attributed to:
  Contributions:
    Employer                                   $     -         $   -         $   -          $ 3,462,904
    Participant                                   308,857        52,487       174,167         3,656,128
                                               __________      ________      ________       ___________
                                                  308,857        52,487       174,167         7,119,032

 Investment income:
   Interest                                           501                           3            59,416
   Dividends                                       80,247        16,945                         564,021
   Net realized and unrealized
    appreciation in fair
    value of investments                           98,566        85,211          -           19,923,056
                                               __________      ________      ________       ___________
                                                  179,314       102,156             3        20,546,493

   Total additions                                488,171       154,643       174,170        27,665,525
                                               __________      ________      ________       ___________


Deductions from net assets
 attributed to:
 Distributions to participants                     76,711         1,392       152,958         1,544,411
 Interest expense                                                                             1,207,523
 Administrative expenses                            1,451             4          -               21,276
                                               __________      ________      ________       ___________

   Total deductions                                78,162         1,396       152,958         2,773,210
                                               __________      ________      ________       ___________

Transfer of assets from (to)
 Anheuser-Busch plans                              (8,915)          (81)                        425,644
Interfund transfers in (out)                      (87,119)      829,234         7,618              -
                                                __________      ________      ________       ___________

Net transfers in (out)                             (96,034)      829,153         7,618           425,644
                                                __________      ________      ________     ___________

Net increase (decrease)                            313,975       982,400        28,830        25,317,959

Net assets available for benefits,
 beginning of year                                 747,981          -          371,877        15,814,035
                                                __________      ________      ________       ___________

Net assets available for benefits,
 end of year                                    $1,061,956      $982,400      $400,707       $41,131,994
                                                __________      ________      ________       ___________
                                                __________      ________      ________       ___________


                             The accompanying notes are an integral part of these financial statements.


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1998
Page 6
________________________________________________________________________________

1.  Description of the plan

    The following summary of The Earthgrains Employee Stock Ownership/401(k) Plan (Plan) is intended to provide only a general description of the Plan. Participants should refer to the plan document for more complete information.

    General
    The Earthgrains Company Employee Stock Ownership/401(k) Plan is an amendment and restatement, effective July 1, 1996, of The Earthgrains Company Employee Stock Ownership Plan. The Earthgrains Company Employee Stock Ownership Plan was an amendment and restatement, effective March 26, 1996, of the Anheuser-Busch Companies, Inc. Deferred Income Stock Purchase and Savings Plan (for certain employees of Campbell Taggart, Inc.), which was originally adopted by The Earthgrains Company (Earthgrains or the Company), formerly known as Campbell Taggart, Inc., effective July 1, 1994, for the exclusive benefit of its eligible employees.

    The Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of the Internal Revenue Code (Code), designed to primarily invest in Company common stock, and is intended to constitute a cash or deferred arrangement pursuant to section 401(k) of the Code.

    Plan amendments
    Effective March 26, 1996, Earthgrains was spun-off as an independent, public company from Anheuser-Busch Companies, Inc. (Anheuser-Busch). The Anheuser-Busch Deferred Income Stock Purchase and Savings Plan was amended and renamed The Earthgrains Company Employee Stock Ownership Plan, effective March 26, 1996, in order to make certain changes consistent with the Company's spin-off from Anheuser-Busch. On this date, provisions were added to the Plan to permit the leveraged acquisition of Company common stock by the Plan. Additionally, each participant's account in the Plan was credited with one share of Earthgrains common stock for every 25 shares of Anheuser-Busch common stock owned at the record date. As a result of this transaction, the Plan's assets were transferred from Anheuser-Busch to The Earthgrains Company and a new investment fund, The Earthgrains Company Stock Fund, was created to hold investments in Earthgrains common stock. Effective July 1, 1996, The Earthgrains Company Employee Stock Ownership Plan was amended and renamed The Earthgrains Company Stock Ownership/401(k) Plan and the Plan's year end was changed from March 31 to June 30. Effective April 1, 1998, the Company matching increased from 3% of participants' annual compensation to 4%.

    Plan administration
    The Plan's named fiduciaries are Earthgrains, as sponsor and plan administrator, and Merrill Lynch (Trustee) as trustee. As sponsor, the Company has the right to amend the Plan, designate the Plan's named fiduciaries and exercise all fiduciary functions necessary for the operation of the Plan except those which are assigned to another named fiduciary by the Plan or the trust agreement. The Company has appointed the Human Resource Committee to exercise the authority and responsibility for general administration of the Plan. The Trustee has the exclusive

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1998
Page 7
________________________________________________________________________________

authority and discretion to invest, manage and hold assets of the trust in accordance with the provisions of the Plan and the separate trust agreement.

    Plan participation
    Each employee (other than employees covered by a nonparticipating collective bargaining agreement) is eligible to participate in the Plan after the employee has been credited with one year of service. Participation by eligible employees is voluntary.

    Contributions
    A participant may make matched and unmatched contributions. Both matched and unmatched contributions may be before-tax and after-tax. A participant may contribute from 1% to 4% of their compensation through payroll deduction for before-tax matched contributions and after-tax matched contributions. The sum of the matched contributions may not be less than 1% or more than 4% of the participant's compensation. In addition, the participant may contribute from 1%-16% of their compensation through payroll deduction for before-tax unmatched contributions and after-tax unmatched contributions; however, the maximum amount of the before-tax contributions allowed in calendar year 1997 was $9,500. In addition, the sum of before-tax and after-tax contributions rates must not exceed 16% of the participant's compensation, subject to certain limitations of the Internal Revenue Code. The Company contributes a matching amount equal to 100% of a participant's matched contributions, but not to exceed 4% of a participant's annual compensation.

    Participant contributions vest and become non-forfeitable immediately. Employer contributions vest and become non-forfeitable after two years of service. Employer contributions also vest upon termination of employment by reason of death, permanent disability, upon termination of employment after reaching age 60, or in the event of a "change in control" of the Company (as defined in the Plan). Forfeitures of nonvested balances are used to pay administrative Plan expenses. At June 30, 1998, forfeited nonvested accounts totaled $66,243.

    Investments
    The Trustee maintains The Earthgrains Company Stock Fund, the Anheuser-Busch Companies Stock Fund, the Merrill Lynch Institutional Fund, the Merrill Lynch Equity Index Trust Fund, the Oppenheimer Disciplined Value Fund, the Oppenheimer U.S. Government Fund, the AIM Blue Chip Fund, and the AIM Balanced Fund for the investment of participant and employer contributions. All employer contributions are invested in The Earthgrains Company Stock Fund. At least 50% of each participant's matched contributions must be invested in The Earthgrains Company Stock Fund for at least one full plan year after the date the matched contributions are credited to the Plan. After the participant's matched contributions have matured, they may elect to invest the matched contributions in other investment funds. The balance of contributions can be invested in increments of 1% into any fund established under the Plan. Earnings are reinvested in the fund to which they relate.

    Distributions

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1998
Page 8
________________________________________________________________________________

    The Plan permits three types of in-service withdrawals: a non-hardship withdrawal, an age 59 1/2 withdrawal and a hardship withdrawal, as defined in the Plan document, subject to certain restrictions. Distributions for terminations are comprised of the participant's vested account balance.
Employer contributions may or may not be vested depending on the circumstances of the terminations as defined in the plan document. Any portion not vested will be forfeited if the participant is terminated and does not return to work within five years. Termination distributions from The Earthgrains Company Stock Fund and the Anheuser-Busch Companies Stock Fund will be in the form of a stock certificate for all full shares and a check for the fair market value of any partial shares. Alternatively, the participant may elect to receive the fair market value of this common stock in cash. The value of any investments in other funds will be distributed in cash by a check unless the participant elects to have these amounts converted to Company stock prior to distribution. All in-service withdrawals are distributed in cash.

    Participant loans
    A participant may borrow before-tax and/or after-tax vested account balances. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the last 12 months, or 50% of the vested account balance. The interest rate is set at the prime rate plus one percentage point. Once the loan has been approved, the interest rate is fixed for the entire term of the loan. The term of the loan for the purchase of a principal residence may be up to 10 years; the term of a loan for any other reason may not exceed 5 years.

    Expenses
    Under the Plan, participants are charged an annual recordkeeping fee in addition to a loan fee, if applicable. The recordkeeping fee is charged against earnings on the participants' investments. All other fees of the Plan are paid first by forfeiture of nonvested account balances and then by the Company.

    Amendment or termination of the Plan
    The Company anticipates that the Plan will continue without interruption, but reserves the right to terminate its participation in the Plan subject to provisions of ERISA. If the Plan terminates, the Investment Committee will direct an accounting and distribution of all amounts held in the trust to the participants and beneficiaries. The distributions will be made in a lump-sum to each participant or beneficiary in the Plan account as of the termination date. This distribution will take place no later than one year subsequent to the Plan termination.

2.  Summary of significant accounting policies

    Basis of accounting
    The Plan's financial statements are prepared on the accrual basis of accounting.

    Estimates
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1998
Page 9
________________________________________________________________________________

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

    Investment valuation
    Investments in common stock, U.S. government securities and corporate debt instruments are stated at fair value based on the quoted market price at June 30, 1998 and 1997, respectively. Investments in interest bearing cash and interests in common/collective trusts are stated at fair value as determined by the Trustee. Participant loans are valued at cost which approximates fair value.

    Security transactions and investment income
    Investment purchases and sales, and related realized gains or losses, are recorded on the valuation date. Interest and dividend income are also recorded as of the valuation date. Net realized and unrealized appreciation in fair value of investments is comprised of the change in market value compared to the cost of investments retained in the Plan, and realized gains and losses on security transactions which represent the difference between proceeds and cost.

3.  Federal income tax status

    The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 1998 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Therefore, no provision for income taxes has been included in the Plan's financial statements.

4.  Reconciliation of financial statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                    June 30,
                                                           1998                  1997
    Net assets available for benefits per the
     Financial statements                                  $74,895,140           $41,131,994
    Amounts allocated to withdrawing participants              (37,285)             (150,654)
                                                           ___________           ___________

    Net assets available for benefits per
     the Form 5500                                         $74,857,855           $40,981,340
                                                           ___________           ___________
                                                           ___________           ___________


THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1998
Page 10
________________________________________________________________________________

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                  Year ended
                                                                  June 30, 1998

              Distributions to participants per the
               financial statements                               $3,403,857
              Add:  Amounts allocated to withdrawing
                    participants at June 30, 1998                     37,285
              Less:  Amounts allocated to withdrawing
                     participants at June 30, 1997                  (150,654)
                                                                  __________

              Distributions to participants per
               the Form 5500                                      $3,290,488
                                                                  __________
                                                                  __________


5.  Transactions with parties-in-interest

     At June 30, 1998 and 1997, the Plan held shares of The Earthgrains Company common stock. These shares had a total cost of $25,693,565 and $20,112,962 and total market value of $69,568,070 and $38,345,398 at June 30, 1998 and 1997,
respectively. During the 12 months ended June 30, 1998, transactions with the Company included aggregate purchases and sales totaling $15,704,711 and $1,409,348, respectively.

     At June 30, 1998 and 1997, the Plan held shares of Anheuser-Busch common stock. These shares had a total cost of $4,676,820 and $5,984,453 and total market value of $8,665,872 and $10,244,638 at June 30, 1998 and 1997,
respectively. During the year ended June 30, 1998, transactions with Anheuser-Busch included aggregate purchases and sales totaling $5,255,292 and $1,013,339, respectively.

     During the year ended June 30, 1998, transactions with Wachovia Bank included aggregate purchases and sales totalling $13,751,459 and $13,753,375, respectively.

     During the year ended June 30, 1998, transactions with Merrill Lynch included aggregate purchases and sales totaling $5,181,273 and $310,771, respectively.

     These transactions are allowable party-in-interest transactions under
Section 408(e) and 408(b)(8) of ERISA and the regulations promulgated thereunder.

6.  Notes payable.

     In July 1996, the Plan issued $16,804,484 in guaranteed 8% ESOP notes to The Earthgrains Company. Interest is payable quarterly. The ESOP shall have the right to prepay all at any time, or any portion from time to time, of the unpaid principal prior to maturity, without penalty or

THE EARTHGRAINS COMPANY EMPLOYEE STOCK
OWNERSHIP/401(k) PLAN
Notes to Financial Statements
June 30, 1998
Page 11
________________________________________________________________________________

premium, provided that on each prepayment date, the ESOP shall pay to the order of the Company all accrued and unpaid interest on the principal portion being prepaid to and including the date of such prepayment. Proceeds received from issuance of the notes were used to purchase 1,026,228 shares of Company common stock. The shares are maintained in the Company Stock Fund and are released and allocated to Plan participants to fund employer matching contributions, based on calculations specified in the plan document, as contributions are made to the Plan. During the year ended June 30, 1998, 73,789 shares were released to participants. At June 30, 1998 and 1997 the Company Stock Fund held 828,301 and 0 unallocated shares and 174,042 and 59,838 allocated shares, respectively.

7.  Significant event

     Effective January 2, 1998, the Company appointed Merrill Lynch as trustee and recordkeeper. Accordingly, the Plan's assets were transferred from Wachovia Bank to Merrill Lynch, as reflected in the Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 1998.

8.  Subsequent event

     On May 26, 1998, the Earthgrains Board of Directors declared a two-for-one stock split for shareholders of record as of July 10, 1998. The split is effective July 20, 1998 and, therefore, the share amounts in Note 6 do not reflect the stock split.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK                    SCHEDULE I
OWNERSHIP/401(k) PLAN
Line 27a - Schedule of Assets Held for
 Investment Purposes
June 30, 1998
_______________________________________________________________________________

  (a)                (b)                                (c)                         (d)              (e)
         Identity of issue, borrower,     Description of investment including       Cost           Current
           lessor or similar party         maturity date, rate of interest,                         Value
                                           collateral, par, or maturity value

  *       The Earthgrains Company         Common stock                             $25,693,565     $69,568,070

  *       Anheuser-Busch Companies, Inc.  Common stock                               4,676,820       8,665,872

  *       Merrill Lynch                   Institutional Fund                           388,813         388,813

          Oppenheimer                     U.S. Government Fund                         706,937         702,090

  *       Merrill Lynch                   Equity Index Trust Fund                    4,511,150       5,207,030

          AIM                             Balanced Fund                              1,448,934       1,536,933

          AIM                             Blue Chip Fund - Class A                   1,584,800       1,800,348

          Oppenheimer                     Disciplined Value Fund                        29,371          29,175

  *       Participant Loan Fund           Participant loans                            802,409         802,409

* Represents party in interest.

THE EARTHGRAINS COMPANY EMPLOYEE STOCK                      SCHEDULE II
OWNERSHIP/401(k) PLAN
Line 27d - Schedule of Reportable Transactions*
Year Ended June 30, 1998
______________________________________________________________________

                                             (b)
                                      Description of asset               (c)              (d)             (e)
          (a)                       (include interest rate and         Purchase          Selling          Lease
 Identity of party involved         maturity in case of a loan)         Price             Price           Rental

 Anheuser-Busch Companies, Inc.     Common Stock                       $ 5,255,292
                                                                                          $ 1,013,339

 The Earthgrains Company            Common Stock                        15,704,711
                                                                                            1,409,348

 Wachovia Bank                      DTI Short-Term Investment Fund      13,751,459
                                                                                           13,753,375

 Fidelity                           U.S. Equity Index Portfolio            679,873
                                                                                            4,558,352

 Merrill Lynch                      Institutional Fund                     433,586
                                                                                               44,945

 Merrill Lynch                      Equity Index Trust Fund              4,747,687
                                                                                              265,826

 Oppenheimer                        U.S. Government Fund                   787,997
                                                                                               80,362

 AIM                                Balanced Fund                        1,524,183
                                                                                               79,823

 AIM                                Blue Chip Fund                       1,660,915
                                                                                               83,465



                                 (b)                                                   (h)
       (a)                Description of               (f)              (g)      Current value of      (i)
 Identity of party     asset (include interest   Expense incurred     Cost of        asset on        Net gain
     involved           rate and maturity in     with transaction      asset     transaction date    or (loss)
                          case of a loan)

 Anheuser-Busch        Common Stock                                   $ 5,255,292  $ 5,255,292
 Companies, Inc.                                                          539,701    1,013,339         $   473,638

 The Earthgrains       Common Stock              $5,286                15,709,998   15,704,711
 Company                                            932                   875,506    1,409,348             532,910

 Wachovia Bank         DTI Short-Term                                  13,751,459   13,751,459
                       Investment Fund                                 13,753,375   13,753,375

 Fidelity              U.S. Equity Index                                  679,873      679,873
                       Portfolio                                        3,336,499    4,558,352          1,221,853

 Merrill Lynch         Institutional Fund                                 433,586      433,586
                                                                           44,945       44,945

 Merrill Lynch         Equity Index Trust                               4,747,687    4,747,687
                       Fund                                               236,604      265,826             29,222

 Oppenheimer           U.S. Government Fund                               787,997      787,997
                                                                           81,060       80,362               (698)

 AIM                   Balanced Fund                                    1,524,183    1,524,183
                                                                           75,282       79,823              4,541

 AIM                   Blue Chip Fund                                   1,660,915    1,660,915
                                                                           76,175       83,465              7,290

* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of June 30, 1997 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for reporting and disclosure under ERISA.